Exhibit 16.1

December 2, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We were previously principal accountants for Global Defense & National Security Systems, Inc., and, under the date of March 25, 2015, we reported on the financial statements of Global Defense & National Security Systems, Inc., as of and for the year ended December 31, 2014. On November 28, 2015, we were dismissed. We have read STG Group, Inc.’s (formerly Global Defense & National Security Systems, Inc.) statements included under Item 4.01 of its Form 8-K dated December 2, 2015, and we agree with such statements except that we are not in a position to agree or disagree with (i) STG Group Inc.’s statement that the change was approved by the Audit Committee of the Board of Directors and (ii) STG Group Inc.’s statements made in Item 4.01(b).

Very truly yours,

/s/KPMG LLP

New York, New York